ChemoCentryx, Inc.

850 Maude Avenue

Mountain View, CA 94043

April 1, 2013

VIA EDGAR

Jeffrey Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChemoCentryx, Inc.
Registration Statement on Form S-3
File No. 333-187387

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of ChemoCentryx, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, April 3, 2013, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CHEMOCENTRYX, INC.

By:	/s/ Susan M. Kanaya
Susan M. Kanaya
Senior Vice President, Finance, Chief Financial Officer and Secretary

cc:	Austin Stephenson, Esq., Securities and Exchange Commission

Thomas A. Edwards, Esq., Latham & Watkins LLP

Michael E. Sullivan, Esq., Latham & Watkins LLP